SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 0-29219

Cusip Number: 524650

|X|   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |  |   Form 10-Q    |  |   Form NSAR  |  |   Form NCSR

For the period ended: December 31, 2003

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended: ____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information

Full name of Registrant:

LegalPlay Entertainment Inc.
Former name if Applicable:

Thermal Ablation Technologies Corporation
Address of Principal Executive

630 - 1188 West Georgia Street

Office (Street and Number):
City, State and Zip Code:

Vancouver, British Columbia V6E 4A2

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company has been delayed in gathering additional information necessary to preparing its Form 10-KSB and thus the Company needs additional time to complete the collection of this needed information to complete the Form 10- KSB. The Company is gathering this information as quickly as possible. As a result of these problems the Company will not be able to file its Form 10-KSB on time without unreasonable effort or expense.

Part IV-Other Information

Mark Glusing	604	689-5998
(Name)	(Area Code)	(Telephone Number)

   (1)    Name and telephone number of person to contact in regard to this notification.

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

|X|   Yes   |  |   No

If the answer is no, identify report(s)

         (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|  |   Yes   |X|   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LegalPlay Entertainment Inc.(Name of Registrant as Specified in Charter )

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2004

By:

/s/ Mark Glusing
Mark Glusing
President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).